

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

Via E-mail
Anthony Petrello
Chief Executive Officer
Nabors Industries Ltd.
CROWN HOUSE
4 Par-La-Ville Road
Second Floor
Hamilton, HM08
Bermuda

> **Re:** **Nabors Red Lion Limited**
> **Registration Statement on Form S-4**
> **Filed September 29, 2014**
> **File No. 333-199004**

Dear Mr. Petrello:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 13

The Transactions, page 14

1. Please revise this section to briefly describe the most significant terms of each of the Ancillary Agreements. For example, please disclose that pursuant to the registration rights agreement, Red Lion will be required to prepare and file a shelf registration statement for all of the Red Lion common shares held by NIL. We note your related disclosure on page 170.

Risk Factors, page 33

Federal and state legislative and regulatory initiatives . . . , page 41

2.   Please include risk factor disclosure to address specifically, if material, the operational and financial risks attendant to hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

Cautionary Statement Regarding Forward-Looking Statements, page 55

3.   Please remove your reference to the Private Securities Litigation Reform Act of 1995. Section 27A of the Securities Act expressly excludes statements made in connection with an initial public offering.

Background of the Merger, page 63

4.   Please revise your disclosure to clarify why C&J Energy chose to pursue the transaction with Nabors as opposed to other alternatives. For example, expand upon your statement on page 63 that C&J management "identified the C&P Business as a complementary business in line with C&J's growth strategy" by disclosing whether there were other businesses considered. If so, explain why C&J Energy decided to acquire the C&P Business rather than other complementary businesses.

5.   We note your disclosure on page 63 that on January 16, 2014, Messrs. Comstock, McMullen, and Petrello met to "discuss a potential combination and various alternatives." Please provide further detail on the nature of these alternatives, and explain why the alternatives were not pursued, as applicable.

6.   Please revise to clarify which of the parties first contacted the other to discuss the transaction.

7.   Please expand upon the "synergy potential" discussed by members of C&J Energy management and Nabors management on March 5, 2014.

C&J's Reasons for the Merger, page 71

8.   We note your disclosure regarding the factors considered by the C&J board of directors in reaching its decision to unanimously approve the merger agreement and the merger. Please revise to clarify whether the board considered each factor to be a positive or negative factor. For example, it is not clear how the board viewed each of the following listed factors:
   - "the composition of the board of directors of Red Lion following the Transactions;"
   - "the terms and conditions of the Merger Agreement, including, among other things, the representations, warranties, covenants and agreements of the parties, the

conditions to closing and the form and structure of the merger consideration and the termination rights;"

- "the terms and conditions of the Separation Agreement, in each case including the exhibits and schedules thereto;" and

- "the terms of the governing documents of the combined company following the Transactions."

9. We note your reference on page 72 to the potential for a reduced effective tax rate through strategic planning and additional tax savings from the anticipated expansion of the combined company's international service offerings. Please revise to briefly explain how the transaction creates the potential for a reduced effective tax rate through strategic planning.

10. We note your statement in the second bulleted item that the transactions are "expected to result in a business that is superior . . . with respect to enhancing value for C&J stockholders than C&J if C&J continued to operate as an independent, standalone company." Please quantify or more fully explain this statement.

11. With regard to the fifth bulleted item in this section, please specify the services of the combined company for which C&J Energy management and the C&J Energy board expect demand and pricing to increase.

12. You make reference to the C&J Energy board's consideration of immediate direct cost savings and synergies. Please revise to quantify each of these items, if material.

Opinions of C&J's Financial Advisors, page 77

13. We note that the fairness opinions of Tudor, Pickering, Holt and Citigroup Global Markets were delivered in June 2014. Please disclose whether there have been any material changes in the operations or performance of C&J Energy or the C&P Business, or in any of the projections or assumptions upon which these financial advisors based their opinions, since the delivery of the opinions.

14. Please disclose whether Tudor, Pickering, Holt recommended the exchange ratio in the proposed transaction. Refer to Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation S-K.

15. We note that the description in your filing regarding the material relationships between TPH and C&J Energy does not provide a quantitative description of the fees paid or to be paid to TPH and its affiliates by C&J Energy and its affiliates during the past two years. Please revise your filing to provide such disclosures. Please also provide such information with respect to the fees paid or to be paid to Citi and its affiliates by C&J Energy during the past two years.

Certain Prospective Financial Information Prepared by C&J, page 91

16.   We note your disclosure of the internal financial forecasts prepared by C&J Energy's management regarding the C&P Business. Please disclose any material assumptions made in preparing such forecasts. Similarly, please disclose any material assumptions made by Nabors in preparing the "C&P Business Management case" disclosed on page 93.

Board of Directors and Executive Officers of Red Lion Following the Merger; Red Lion After the Transactions, page 95

17.   Please ensure that for each director or person nominated or chosen to become a director, you briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See Item 401(e) of Regulation S-K.

Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distribution, page 113

18.   We note that your exhibit index indicates that you intend to file as Exhibit 8.1 an opinion of Milbank, Tweed, Hadley & McCloy LLP. If you intend to file the full tax opinion as an exhibit, please revise your prospectus disclosure to provide a summary of such tax opinion. Refer to Staff Legal Bulletin No. 19 (October 14, 2011) at Section III.B.1.

19.   We note your disclosure in the risk factor on page 36 that Red Lion is expected to continue to be treated as a foreign corporation for U.S. federal income tax purposes following the merger. We also note that you do not discuss this in your discussion of material tax consequences that begins on page 113. Please provide your analysis as to whether this is a material tax consequence for which a tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K.

The U.S. Distributions, page 117

20.   Please provide a brief description in this section of the meaning of the "U.S. Distributions" and the relationship of "NCPS" to Red Lion after the merger.

21.   Provisions 7.3 and 7.3(e) of your merger agreement indicate that the merger is conditioned upon receipt of a tax opinion from counsel to C&J Energy and that this condition is waivable. Please state in this section that you will recirculate and resolicit the vote if the condition is waived and the change in tax consequences is material. Refer to Staff Legal Bulletin No. 19 (October 14, 2011) at Section III.D.3.

<u>The Alliance Agreement, page 170</u>

22.   Please expand your description of the alliance agreement to disclose all material terms of such agreement.

<u>Information about Red Lion and the C&P Business, page 172</u>

23.   Please disclose for the last three years the C&P Business's revenues attributed to the United States and its revenues attributed to Canada. Refer to Item 101(d) of Regulation S-K.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 209</u>

24.   We note the financial statements of Nabors Red Lion Limited and Subsidiaries reflect substantially all of the assets and operations of Nabors Industries Ltd., and see that you include pro forma adjustments to eliminate amounts pertaining to the assets and operations that will not be acquired by C&J Energy Services, Inc. Please tell us your plan for reporting the reverse merger on Form 8-K, as it relates to the composition of financial statements and pro forma presentation.

<u>Comparison of the Rights of Stockholders Before and After the Transactions, page 227</u>

25.   We note your disclosure regarding the comparison of the material rights of holders of C&J Energy common stock and Red Lion common shares. Please provide an analysis with respect to why C&J Energy is not required to present as separate proposals the approval of the merger agreement and each provision of Red Lion's memorandum of association and amended bye-laws that differ in material respects from C&J's amended and restated certificate of incorporation and second amended and restated bylaws. For example, we note that it appears that Red Lion's bye-laws will be amended in connection with the merger transaction. Refer to Rule 14a-4(a)(3). For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission's website.

<u>Signatures</u>

26.   Please confirm whether you have provided the signatures required by Form S-4, including the requirement to have the registration statement signed by a majority of your board of directors. In that regard, we note that certain of the individuals identified in this section as directors are not otherwise referenced in your filing.

<u>Exhibits, page II-1</u>

27.   Please ensure that you file all exhibits and schedules to your material agreements. For example, please re-file the form of transition services agreement to include all exhibits and schedules to such agreement.

Undertakings, page II-3

28.   Please provide all applicable undertakings required by Regulation S-K, including Item 512(a)(5) and (a)(6).

Exhibit 2.1

29.   We note the references in the Merger Agreement to disclosure letters to be delivered concurrently with the agreement. We also note that you have not provided a list briefly identifying the contents of such letters. Please provide your analysis with respect to whether you are required to provide such list. Refer to Item 601(b)(2) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     If you have questions regarding comments on the financial statements and related matters, you may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Charles J. Conroy
       Milbank, Tweed, Hadley & McCloy LLP